Medical Connections Holdings, Inc.
2300 Glades Road, Suite 307E
Boca Raton, FL  33431

May 6, 2010

United States Securities
   and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, D.C. 20549-7010
Attn:  Ms. Karen J. Garnett

Re:	Medical Connections Holdings, Inc. Preliminary Information Statement on Schedule 14C Filed April 9, 2010 File No 333-72376

Dear Ms. Garnett:

On behalf of Medical Connections Holdings, Inc. (the "Company"), we hereby respond to the Staff's comment letter, dated April 29, 2010, regarding the above-referenced Preliminary Information Statement.  We have attached a revised Information Statement which is responsive to your comments.  We will also send you a blacklined copy of the Information Statement via fascimile which illustrates the changes between the preliminary information statement filed on April 29, 2010 and the information statement that is filed today.

Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter in the above referenced matter.

1.
On page 3, we note that your 2010 Stock Incentive Plan will grant certain awards to all employees of the company, including your key executives.  Please revise your information statement to include the information required by Item 402 of Regulation S-K.  Refer to Item 1 of Schedule 14C and Item 8 of Schedule 14A.

We have revised the information statement to include the information required by Item 402 of Regulation S-K.

2.
While your disclosure indicates that the stock incentive plan covers the grant of both stock-based and cash-based awards, we were unable to locate parallel disclosure regarding cash-based awards in the copy of the plan attached as Annex A to your information statement. Please reconcile your disclosure, with Annex A or, alternatively, explain  this discrepancy.

Our 2010 Stock Option Plan ("Plan") provides for the granting of stock appreciation rights, which are settled in cash, and performance award units, which are also settled in cash.

Section 5(c)(iii) of the Plan provides that awards settled in cash shall not count against the total number of shares of Common Stock available to be granted pursuant to the Plan.

Section 7(d) of the Plan refers to the payment of stock appreciation rights in cash, shares of Common Stock or a combination of both.

Section 9(d) of the Plan provides that the Compensation Committee can determine if payments with respect to Performance Share or Performance Units shall be made in cash, in shares of common stock, or in a combination thereof.

3.
We note your disclosure on page 6 under the Limitation of Awards caption indicating that a maximum of 2,000,000 common shares may be granted as incentive stock options under the plan. Please reconcile this figure with Section 5(b)(i) of the 2010 Stock Incentive Plan ("Plan"), which states that a maximum of 10,000,000 shares may be granted as incentive stock options.

Section 5(b) of the Plan provides that a maximum of 10 million shares may be awarded under the Plan and Section 5(b)(i) provides that all of the 10 million shares awarded under the Plan may be granted as incentive stock options, if determined by the Board.  The limitation of 2 million shares being subject to the grant of incentive stock options is a limit that applies to each Eligible Individual during a fiscal year – it does not apply to the total number of shares available for grant under the Plan. We have revised the disclosure in the Information Statement to correspond with the language in the Plan.

4.
Please revise your disclosure throughout the information statement to uniformly identify your plan. As an example only, we note that in your notice to shareholders, you refer to the plan as your "2010 Stock Option Plan," while on page 1, you refer to the plan as your "2010 Long-Term Incentive Plan."

We have revised the disclosure on page 1 to remove the reference to the "2010 Long-Term Incentive Plan."

5.
We note from your disclosure on page 9 that you amended your charter on November 12, 2009 to create a class of Series C Preferred Stock.  We also note that you issued 230,000 shares of Class C Preferred Stock to each of Mr. Azzata and Mr. Nicolosi, which increased their voting ownership from 27.56% of the voting stock to 58.95% and could be deemed a change of control.  Please tell us whether you received shareholder approval for this amendment and, if so, explain to us why you did not file a proxy or information statement related to the charter amendment.

Under Section 607.0602 of the Florida Business Corporation Act ("FBCA"), Medical Connections did not need to obtain shareholder approval to designate Series C preferred stock from previously authorized blank check preferred stock.  Pursuant to Section 607.0602 of the FBCA, only directors need to approve the designation of a new series of preferred stock, which is created out of authorized blank check preferred stock.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please contact the undersigned at (561) 353-1110.

Sincerely,

/s/ Joseph Azzata
Joseph Azzata, President